Confidential Treatment of Portions of this Letter Has Been Requested by Cedar Fair, L.P. Pursuant to Rule 83. A “*” denotes an omission.

March 4, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Form 10-K for fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 001-09444

Dear Mr. Humphrey:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filing. These comments were transmitted to us by letter dated January 30, 2013. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2011)

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 32

Property and Equipment, page 32

Comment 1: Please provide to us a list, by park, of temporarily idled rides (as of the balance sheet date for each period presented), including acquisition date, acquisition cost, net carrying value within the composite group, as applicable, date idled, and reason idled. Please identify all rides that have been idled on a long term basis and/or subsequently retired.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

Response: Please see the attached information as requested in Comment 1. The information contains idled rides as of December 31, 2011 and 2010. Rides are removed from daily operations in the normal course of business due to a variety of reasons, including maintenance, rehabilitation or to perform an overall evaluation of the ride’s ridership, park’s long term plan, etc. We have presented the acquisition date, acquisition cost, net carrying value within the composite group, date idled, reason idled and if the ride was subsequently retired.

Comment 2: Please tell us what accounting literature supports your use of the composite method of depreciation for groups of assets acquired in a business combination. In this regard, it appears the composite method is not used by others in your industry. Also, a composite (or group) method of depreciation is generally used in specialized industries, such as railroads and utilities, where groups of assets are significant in number but have relatively small unit values. In contrast, the rides in your amusement parks are relatively small in number with relatively large unit values. Finally, in your response, please specifically address how you can justify the use of two different methods of depreciation (composite method and unit method) that produce significantly different results when assets are retired.

Response: Authoritative accounting literature contains several references to the existence of group or composite accounting for depreciable assets. Although the references generally do not contain in-depth guidance about application of the method, it is clear to us that the methodology has existed for a very long time and has gained acceptability in practice.

Accounting Standards Codification 360-10-35-4 defines depreciation accounting as “a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) [emphasis added] in a systematic and rational manner. It is a process of allocation, not valuation.” This literature came from ARB 43, Restatement and Revision of Accounting Research Bulletins, issued in 1953.

The 2009 PWC publication, Accounting for Property, Plant and Equipment, Asset Retirement Obligations and Depreciation, contains what we believe is a good summary of the group and composite methods.

Question 1 — Many owners of previously regulated generation assets continued the use of the composite convention of accounting for their generating assets after deregulation. Is it appropriate for these companies to continue to apply the composite or group convention of accounting to these unregulated generating stations?

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

The composite convention of accounting is an acceptable convention regardless of whether an entity is subject to cost-of-service regulation. As noted above, the composite or group convention was established as a means of simplifying the process of tracking a large asset system with many small components with small relative values compared to the larger composite group. As discussed in the following excerpts from Chapter 11 of Kieso, Weygandt, and Warfield’s Intermediate Accounting Text (11th Edition), both of these conventions of accounting are considered acceptable conventions pursuant to GAAP.

Two methods of depreciating multiple-asset accounts are employed: the group method and the composite method. The term “group” refers to a collection of assets that are similar in nature. “Composite” refers to a collection of assets that are dissimilar in nature. The group method is frequently used when the assets are fairly homogeneous and have approximately the same useful lives. The composite approach is used when the assets are heterogeneous and have different lives. The group method more closely approximates a single-unit cost procedure because the dispersion from the average is not as great. The method of computation for group or composite is essentially the same: find an average and depreciate on that basis.

The differences between the group or composite method and the single-unit depreciation method become accentuated when we look at asset retirements. If an asset is retired before, or after, the average service life of the group is reached, the resulting gain or loss is buried in the Accumulated Depreciation account. This practice is justified because some assets will be retired before the average service life and others after the average life. For this reason, the debit to Accumulated Depreciation is the difference between original cost and cash received. No gain or loss on disposition is recorded.

The group or composite method simplifies the bookkeeping process and tends to average out errors caused by over-or-under depreciation. As a result, periodic income is not distorted by gains or losses on disposals of assets.

It also may be suitable for an entity to use both unit and group depreciation conventions on different groups of assets based on the type of assets and ease of application. As outlined in the AICPA Audit Guide Audits of Airlines section 3.104, unit depreciation could be used for other fixed assets which have large units cost and are comparatively few in number.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

We note that textbooks other than the Kieso, Weygandt, and Warfield’s Intermediate Accounting Text referred to above, contain similar descriptions of the acceptability of the group and composite methods.

A further indication of the acceptability of the group method can be found in a proposed standard setting activity in 2002 by the AICPA Accounting Standards Executive Committee (AcSEC). AcSEC noted the following in a proposed Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant and Equipment [PP&E]:

A46. Many respondents to the exposure draft, particularly those in the utility, telecommunications, and railroad industries, expressed concerns that under this SOP they would be required to apply component accounting to large numbers of homogenous assets for which component accounting was impracticable. Respondents cited such examples as utility poles, railroad cross ties, electric transmission lines, and pipe sections in a pipeline. Respondents commented that a method known as the mass-asset method of accounting had for many years been applied in practice to large groups of homogeneous assets and that use of the method was supported by regular, periodic statistical and historical studies. AcSEC considered those comments and, after further consideration of the method and its applications, concluded that the method is consistent with the overarching principles listed in paragraph 14A of this SOP and is an appropriate methodology for large groups of homogeneous assets provided that certain criteria, as listed in paragraph 56 of this SOP, are met. Moreover, AcSEC believes that component accounting and the mass-asset method of accounting are the only acceptable methodologies.

A47. As discussed in paragraph 56A of this SOP, if under the mass-asset method of accounting an asset is retired normally, its original gross book value, and accumulated depreciation equaling the original gross book value are removed from the PP&E asset accounts. That is, the mass-asset method implicitly assumes that assets are fully depreciated at the time they are retired. Because, in the application of the method to homogeneous assets, typically

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

some assets are retired well before the expected useful life of an asset in the group, and others are retired long after the expected useful life, that assumption is considered to be on an “average” basis rather than on an individual asset basis.

Although the proposed Statement of Position on PP&E was never finalized, it does provide evidence of the acceptability of the group depreciation method in practice.

Additionally, ASC 908-360-35-1 describes depreciation methods applicable to airlines, which by analogy has become accepted practice in other industries, stating:

A depreciation method may be applied to a single asset (unit depreciation) or to a group or pool of assets that are similar in nature (group depreciation). An air carrier can use unit or group depreciation methods on different groups of assets [emphasis added]. The ease of application is the basis of application between the two methods.

a.	Unit method. Under the unit method, the airline depreciates the cost of the individual items of property and equipment. Unit depreciation is generally used for fixed assets, such as aircraft and engines that have large unit costs and are comparatively few in number.

b.	Group method. Under the group method, the airline depreciates the aggregate cost of a group of equipment that is fairly homogeneous, despite differences in the service lives of individual items. Group depreciation usually is applied to groups of assets that are significant in number but have relatively small unit values, such as rotable parts and assemblies.

Generally the group depreciation method is used in industries where the homogenous assets within a group are not easily identifiable or separated from one another, particularly railroads, telecommunication and utilities. In contrast, the composite method is used in situations in which the assets are not as homogenous.

Finally, Staff Accounting Bulletin Topic 5: Miscellaneous Accounting, paragraph B, Gain or Loss from Disposition of Equipment, states that:

Interpretive Response: Gains and losses resulting from the disposition of revenue producing equipment should not be treated as adjustments to the provision for depreciation in the year of disposition, but should be shown as a separate item in the statement of income. If such equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

We adopted this methodology nearly 30 years ago, in 1983, for our acquisitions because it is very difficult to accurately estimate the remaining useful lives of individual assets that have been acquired, installed, and maintained by others over varying time periods prior to acquisition. We determined that the composite depreciation method is appropriate for those assets acquired through acquisition of a park or parks as the group of assets in a park represent a single asset group (typically no one ride is more important than the next and the overall goal of the acquisition is to acquire the park as a whole). We believe that at the acquisition date the composite pools generate cash flows at a group level as opposed to at the individual asset level.

In a business combination, we allocate the purchase price to the assets of each of the three composite pools for each acquired park (buildings, rides and other). At that same time, the estimated remaining useful life of each composite pool is determined based on an assessment of the estimated remaining life of the assets within each composite pool. At that time, we also consider the possibility that one or more of those assets may be taken out of service prior to the end of their estimated remaining useful life. This is because at the time of a park acquisition, we typically cannot estimate the true operating conditions of the park assets, particularly the rides, the periodic maintenance that would be required to perpetuate each ride, or the overall ridership acceptability of the rides. Once we have operated the park for a period of time, we are better able to determine the best use of all the park’s rides and the land on which such rides reside. The ability to apply a single useful life to the group of acquired assets allows us to contemplate the fact that some assets will have a shorter life and some will have a longer life than originally anticipated. As a result, an estimated composite useful life is determined.

As described in the GAAP references above an entity may use different methods of depreciation for different assets, and in addition, those entities that apply the composite method normally have several different pools. Accordingly, we believe it is acceptable to apply the composite method of depreciation to asset pools acquired as part of an acquisition of a whole park, while using the unit method for individual asset acquisitions or self-constructed assets.

Management has considered the Partnership’s use of the composite method and has determined that we will change to the unit-method of depreciation as of January 1, 2013 for the following reasons:

1.	The original use of the composite method beginning nearly 30 years ago was based on the difficulty in ascribing value to individual acquired assets and the administrative ease in allocating value to an entire composite group. Management believes that the Partnership now possesses a greater ability to ascribe value to acquired assets and, given its increasing sophistication and improved fixed asset reporting systems, the Partnership no longer needs to employ the accounting convention inherent in the composite method.

2.	Management recognizes that use of the composite method is not typical in the amusement park industry. As such, moving off of the composite method would provide better and more industry comparable information to its investors.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

The decision to change from the composite method of depreciation to the unit method of depreciation has been disclosed in our 2012 Form 10-K, filed February 25, 2013 under Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Critical Accounting Policies under Property and Equipment and in the Property and Equipment section of Note 2-Summary of Significant Accounting Policies.

Comment 3: We note your response to our previous comment 3. Please tell us what accounting literature supports your definitions of “normal” and “unusual” with respect to the retirement of assets. If you considered the guidance in Staff Accounting Bulletin Topic 5B, please provide us with your analysis and conclusions in this regard.

Response: In the context of applying our judgment to the guidance in SAB Topic 5.B., we have determined that retirements that occur on “a continuing basis” are normal and have therefore determined “episodic” retirements to be unusual. We also looked by analogy to the definition of unusual found in ASC 225-20 — Income Statement — Extraordinary and Unusual Items. ASC 225-20-20 defines an extraordinary item as follows:

Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus, both of the following criteria should be met to classify an event or transaction as an extraordinary item:

a.	Unusual nature. The underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates (see paragraph 225-20-60-3).

b.	Infrequency of occurrence. [Omitted]

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

SAB Topic 5.B. discusses normal vs. episodic but does not define them. Please see our analysis below.

Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting — B. Gain or Loss from Disposition of Equipment:

Facts: Company A has adopted the policy of treating gains and losses from disposition of revenue producing equipment as adjustments to the current year’s provision for depreciation. Company B reflects such gains and losses as a separate item in the statement of income.

Question: Does the staff have any views as to which method is preferable?

Interpretive Response: Gains and losses resulting from the disposition of revenue producing equipment should not be treated as adjustments to the provision for depreciation in the year of disposition, but should be shown as a separate item in the statement of income.

If such equipment is depreciated on the basis of group of composite accounts for fleets of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis. It should be noted that the latter treatment would not be appropriate for (1) an enterprise (such as an airline) which replaces its fleet on an episodic rather than a continuing basis or (2) an enterprise (such as a car leasing company) where equipment is sold after limited use so that the equipment on hand is both fairly new and carried at amounts closely related to current acquisition cost.

In order to determine if the retirement is normal or unusual, we perform a qualitative analysis that considers the reason/nature of the retirement. Retirement of assets due to common, typical or routine operational conditions should be considered normal. The retirement of a ride would be considered normal due to the following:

1.	The ride requires continuous and costly maintenance due to operational issues,

2.	In some cases, a park is land locked and therefore the only way to improve the visitor experience and add new attractions is to retire or transfer existing rides, or

3.	Low ridership or change in consumer taste.

The retirement of a ride would be considered unusual due to the following:

4.	Natural disaster, or

5.	Closing of an entire park or an event akin to such a closing.

Management has consistently held that the events in item #4 or #5 are considered unusual events. As discussed in item #5, an example of an unusual event would include the closure of a significant section of a park or an entire park.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

We continually monitor and determine the best use of the limited space of each park in order to generate the best guest experience possible, therefore we expect that almost all retirements or disposals would be considered normal. On an annual basis during the annual budgeting process we review the composition of rides at each of our parks each year. It is common for our management to decide to retire certain rides in order to make room for new rides that management believes will enhance the cash flow generation at a particular park. In the case of retirements in the normal course, those disposals are taken as a debit to accumulated depreciation as contemplated by the composite method.

As noted in the Comment 6 Attachment, during the first decade after adopting the composite method in 1983, we retired 1 ride with a net book value (NBV) upon retirement of $0.7 million. During the next decade (1993 to 2002) we retired 13 rides with a NBV upon retirement of $15.1 million. During the past decade (2003 to 2012) we retired 232 rides with a NBV upon retirement of $27.1 million that were considered normal retirements, and 8 rides (one event) with a NBV upon retirement of $4.5 million that were considered unusual. (Note: these numbers do not include 3 retired rides that were not in a composite pool). In total, we have retired 37 rides that were considered normal, and 8 that were considered unusual due to one event, the closure of Geauga Lake, for a total of 45. At that frequency of retirement, we do not believe a retirement could be described as happening with a “high degree of abnormality.”

The nature of the amusement park industry is that over time, some rides become too costly to maintain relative to ridership levels, the ability to add a new ride sometimes requires the removal of an existing ride, and because of changing customer tastes some rides become outdated or unpopular. Consequently, in the “environment in which we operate,” the retirement of rides is not “unrelated to, or only incidentally related to, the ordinary and typical activities” of our business.

Said another way, if we had been on a unit method of depreciation in the past for these 45 rides, and assuming only for argument’s sake that retirements occur infrequently (the 2nd part of the definition quoted above), we do not believe that we would have been able to classify the losses on retirements as extraordinary items. If the retirements are clearly not unusual for purposes of an assessment of extraordinary item treatment, we believe a similar conclusion should be reached for this purpose as well.

Comment 4: As a related matter, we note that you voluntarily idled the Son of Beast ride following incidents that occurred in 2006 and again in 2009. However your ultimate evaluation of the Son of Beast ride was delayed until the appointment of a new CEO in 2011 even though you were apparently able to complete other evaluations that resulted in impairment and asset retirement losses aggregating $62.75 million in 2010. Please tell us if you have ever experienced any similar circumstances with

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

respect to rides that were idled for such extended periods of time and then subsequently retired. Also, please tell us if the retirement of any individual ride has ever been deemed to be “unusual” according to your definition. If so, please identify the ride, reason for retirement, date retired and carrying amount of the ride on the date retired.

Response: The $62.75 million impairment loss in 2010 relates to all of the long-lived assets within the asset group at one of our parks, Great America, on a held and used basis and was not the result of a retirement of any specific ride. In the case of Great America the triggering event for the impairment test was a more likely than not expectation that the long-lived assets might be sold before the end of their previously estimated useful life.

An individual ride is not subject to the same testing process, since it is part of a larger asset group. The decision to retire an asset or continue to invest in that asset is a management decision based on economic factors. Therefore, it would be logical for the new CEO to be involved in the decision as he would be dealing with the outcome of that decision. We had no regulatory restrictions regarding Son of Beast and could have chosen to continue to invest in and operate the ride.

During the period of January 1, 2010 through December 31, 2011, we had 18 rides idled for one month or more. Of those rides, in addition to Son of Beast, two rides had been idle for more than nine months before a decision was made to retire them.

We have had one event in which the ride retirements were considered unusual, which occurred when we closed the Geauga Lake Amusement Park. The detail of those retirements is included in the information requested in Comment 6.

Comment 5: In the first paragraph on page 33, you indicate that, with respect to normal retirements of composite assets, the acquisition cost of a retired asset reduces accumulated depreciation of the composite group. However in the second paragraph on page 33, you state that, as a result of the retirement of a ride from a composite group at one of the parks in 2011, $8.8 million of net book value is being recorded in accumulated depreciation. Please tell us whether acquisition cost or net book value reduces accumulated depreciation when composite assets are retired, and revise your disclosure, as necessary, to clarify the apparent inconsistency between the aforementioned disclosures in the first and second paragraphs on page 33.

Response: Both statements are true. When an asset is retired, the original acquisition cost related to the asset is debited to accumulated depreciation. However, since prior depreciation charges related to that asset remain in accumulated depreciation as a credit, the cumulative net amount in accumulated depreciation for the asset at the date

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

of retirement is the cost that has yet to be depreciated, or Net Book Value. Therefore we believe that Net Book Value is the correct description. The following revised language has been reflected in the Property and Equipment accounting policy section within Note 2-Summary of Significant Accounting Policies in our recently filed 2012 Form 10-K and will be included in all applicable future filings.

“Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the net book value of a retired asset reduces accumulated depreciation for the composite group.”

Comment 6: Please revise the table of major attraction retirements included as part of your response to our previous comment 5 to include a column indicating the amount, if any, of acquisition cost (or net book value, as applicable) that reduced accumulated depreciation for each of the listed asset retirements. If acquisition cost is applied against accumulated depreciation, please provide us with the net book value for each asset retirement (as well as the acquisition cost).

Response: Please see the attached information as requested in Comment 6. The information contains our response to your previous Comment 5 with an additional column indicating the amount, if any, of net book value at retirement.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Humphrey

Securities and Exchange Commission

March 4, 2013

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow
Executive Vice President and Chief Financial Officer

Attachments

Attachment

Comment 1

Cedar Fair, L.P.

Temporarily Idled Rides

*

Attachment

Comment 6

Cedar Fair, L.P.

Major Attraction Construction

*

Attachment

Comment 6

Cedar Fair, L.P.

Major Attraction Construction

*